UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission Filing Number: 001-33398

Simcere Pharmaceutical Group

(Translation of registrant’s name into English)

No. 699-18 Xuan Wu Avenue,

Xuan Wu District, Nanjing

Jiangsu Province 210042

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

SIMCERE PHARMACEUTICAL GROUP

FORM 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Simcere Pharmaceutical Group

By:	/s/ Zhigang Zhao
Name:	Zhigang Zhao
Title:	Chief Financial Officer

DATE: November 5, 2007

Exhibit 99.1

Simcere Pharmaceutical Group Reports Third Quarter 2007 Results

Net income increased 73% year-over-year or 89% year-to-date

NANJING, CHINA, November 5, 2007 – Simcere Pharmaceutical Group (NYSE: SCR), a leading manufacturer and supplier of branded generic pharmaceuticals and manufacturer of the patented anti-cancer biotech product Endu in China, today reported unaudited financial results for the quarter ended September 30, 2007.

Third Quarter 2007 Highlights

•	Total revenue increased to RMB323.4 million (US$43.2 million) from RMB223.8 million in the third quarter of 2006, representing a 44.5 % year-over-year growth;

•	Net income increased to RMB73.1 million (US$9.8 million) from RMB42.3 million in the third quarter of 2006, representing a 72.9% year-over-year growth; and

•	Gross margin increased to 81.7% from 79.0% in the third quarter of 2006. The improvement in gross margin reflects continuous increases in sales of higher gross margin products.

Mr. Jinsheng Ren, Chairman and CEO of Simcere Pharmaceutical Group, commented: “This has been a solid quarter for Simcere. Our lead products Endu and Bicun achieved 377.3% and 83.8% year-over-year growth respectively, driving our business forward and achieving an overall year-over-year growth of 44.5% in terms of revenue, 72.9% in terms of net income, and 38.3% in terms of basic earnings per share. We have also made progress in stabilizing the performance of our generic products during this quarter. We expect the momentum of Endu, Bicun, and other generic products to continue.

In addition, we completed the acquisition of 51% ownership interest in Boda Pharmaceutical on October 1st. After this transaction, we have captured 100% of the fast-growing injectable edaravone market, where Bicun focused primarily on the premium edaravone market while Boda’s Yidasheng on the medium to low end. This strategic acquisition is a good example of our product based M&A strategy, which helps slow down competition pressure for our biggest seller Bicun, while ensuring Simcere’s leading position and strong growth momentum in capturing the whole edaravone market. We believe this will help to maintain the company’s high gross margin and high profitability characteristics.

We are confident that we will meet our 2007 full year performance guidance. Our team will continue to work hard to ensure that Simcere maintains its position as a leading player in the Chinese pharmaceutical industry.”

2007 Third Quarter and Nine Month Financial Results

Total revenue for the third quarter of 2007 was RMB323.4 million (US$43.2 million), representing an increase of 44.5% from RMB223.8 million for the same period in 2006. For the first nine months of 2007, total revenue was RMB990.6 million (US$132.2 million), representing an increase of 42.4% from RMB695.5 million for the same period in 2006.

Revenue from Endu, the Company’s patented anti-cancer biotech drug launched in July 2006, totaled RMB52.8 million (US$7.1 million) in the third quarter of 2007, representing 16.4% of the Company’s product revenue for the quarter and an increase of 377.3% from RMB11.1 million in the corresponding period in 2006. For the first nine months of 2007, revenue from Endu totaled RMB152.2 million (US$20.3 million), representing 15.8% of product revenue.

Revenue from Bicun, the Company’s first-to-market stroke management product, totaled RMB106.2 million (US$14.2 million) in the third quarter of 2007. In the third quarter, Bicun’s revenue represented 32.9% of the company’s product revenue compared to 25.8% in the prior year period, and demonstrated an increase of 83.8% from RMB57.8 million in the corresponding period in 2006. For the first nine months of 2007, revenue from Bicun increased 90.2% to RMB296.5 million (US$39.6 million), representing 30.7% of product revenue, compared to RMB155.9 million, or 22.5% of product revenue, in the first nine months of 2006.

Revenue from other branded generic products for the third quarter of 2007 totaled RMB163.3 million (US$21.8 million), contributing 50.7% of total revenue, representing an increase of 5.4% from RMB154.9 million in the same period in 2006. For the first nine months of 2007, revenue from other generic products totaled RMB516.4 million (US$68.9 million), representing 53.5% of total product revenue, compared to RMB525.8 million or 75.9% of product revenue in the corresponding period in 2006.

Research and development expenses in the third quarter of 2007 totaled RMB19.3 million (US$2.6 million) compared to RMB7.0 million for the corresponding period a year ago. The increase in research and development expenses was primarily related to the Phase IV clinical study for Endu, the expansion of the Company’s research and development department and other ongoing research projects. For the first nine months of 2007, research and development expenses totaled RMB52.4 million (US$7.0 million), compared to RMB23.2 million for the same period in 2006.

Sales and marketing expenses were RMB146.6 million (US$19.6 million) for the third quarter of 2007, an increase of 41.5% from RMB103.6 million for the corresponding period a year ago. For the first nine months of 2007, sales and marketing expenses were RMB441.7 million (US$59.0 million), an increase of 38.6% from RMB318.8 million in the first nine months of 2006. The increase was primarily due to increased marketing expenses associated with the promotion of Simcere’s first-to-market product Bicun and the new drug Endu.

General and administrative expenses were RMB38.2 million (US$5.1 million) for the third quarter of 2007, representing an increase of 72.7% from RMB22.1 million for the corresponding period a year ago. General and administrative expenses as a percentage of the Company’s total revenues increased to 11.8% in the third quarter of 2007 from 9.9% in the corresponding period of 2006. The increased expenses were primarily related to stock option expenses, staff costs and professional service fees associated with being a new public company. For the first nine months of 2007, general and administrative expenses were RMB115.3 million (US$15.4 million), an increase of 61.3% from RMB71.5 million in the corresponding period in 2006.

Share-based compensation expenses, which were allocated to research and development expenses, sales and marketing expenses, and general and administrative expenses, respectively, based on the nature of the work the Company’s employees were assigned to perform, totaled RMB7.5 million (US$1.0 million ) for the third quarter of 2007. For the first nine months of 2007, share-based compensation expense totaled RMB22.0 million (US$2.9 million).

Operating income was RMB60.2 million (US$8.0 million) for the third quarter of 2007, as compared to RMB44.2 million for the corresponding period of 2006. For the first nine months of 2007, operating income was RMB211.2 million (US$28.2 million), an increase of 55.5% as compared to RMB135.9 million in the corresponding period in 2006.

Net income was RMB73.1 million (US$9.8 million) for the third quarter of 2007, compared to RMB42.3 million in the corresponding period a year ago. The Company’s net margin was 22.6% for the third quarter of 2007 compared to 18.9 % for the corresponding period a year ago. For the first nine months of 2007, net income was RMB223.2 million (US$29.8 million), an increase of 88.9% as compared to RMB118.1 million in the first nine months of 2006. Net income margin for the first nine months of 2007 was 22.5%, compared to 17.0 % in the corresponding period in 2006.

The basic earnings per ADS for the third quarter of 2007 increased to RMB1.17 (US$0.16) and the diluted earnings per ADS for the third quarter of 2007 increased to RMB1.14 (US$0.15), compared to basic and diluted earnings per ADS of RMB0.85 for the corresponding period a year ago. Each ADS represents two ordinary shares.

Net income excluding share-based compensation expenses (non-GAAP) was RMB80.7 million (US$10.8 million) in the third quarter of 2007 compared to RMB42.3 million, representing a 90.7% increase from the third quarter of 2006. For the first nine months of 2007, net income excluding share-based compensation expenses was RMB245.2 million (US$32.7 million), an increase of 107.6% from RMB118.1 million in the corresponding period in 2006.

As of September 30, 2007, the Company had cash and cash equivalents of RMB684.0 million (US$91.3 million) compared to RMB1.12 billion at the end of the second quarter of 2007. The decrease in cash and cash equivalents is a result of investing RMB450.0 million (US$60.1 million) in fixed income financial products with maturity less than one year with banks and other financial institutions.

On September 28, 2007, the Company entered into a definite agreement to purchase a 51% stake in Jilin Boda Pharmaceutical Co, Ltd. for RMB111.2 million (US$14.8 million) in cash. The transaction was closed on October 1, 2007 and the integration is expected to be completed during the fourth quarter of 2007.

Financial Outlook

Based on current operating and market conditions, management would like to uphold the 2007 full year revenue and net income guidance given out in the prior quarters.

Non-GAAP Disclosure

In addition to the unaudited consolidated financial information presented in accordance with US GAAP, Simcere’s management uses a non-GAAP measure of net income excluding non-cash share-based compensation. Simcere’s management believes excluding the share-based compensation expenses from non-GAAP financial measures is useful for the investors’ understanding of overall current financial performance. Nevertheless, the limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in the Company’s business.

The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” set forth at the end of this release, which shall be read in conjunction with the preceding financial information presented in accordance with US GAAP.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. In particular, the quotations from management and information contained in the section Financial Outlook in this press release contain forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Further information regarding these and other risks is included in Simcere’s filing with the U.S. Securities and Exchange Commission at www.sec.gov. Simcere does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Conference Call

Simcere Pharmaceutical Group will host a conference call to discuss the third quarter 2007 earnings on Monday, November 5, at 8 a.m. Eastern Time (Monday, November 5 at 9 p.m., Beijing/Hong Kong time). The management team will be on the call to discuss quarterly results and highlights and to answer questions.

To access the conference call, please dial:

United States toll-free dial-in number:	+ 1 866 578 5747
United States dial-in number:	+ 1 617 213 8054
China toll-free dial-in number:	+ 10 800 130 0399
Hong Kong dial-in number:	+ 852 3002 1672

Please ask to be connected to Simcere’s third quarter 2007 Earnings Call and provide the following passcode: 17992002. Simcere also will broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the company’s Web site at www.simcere.com.

Following the earnings conference call, an archive of the call will be available by dialing:

United States toll-free dial-in number:	+ 1 888 286 8010
International dial-in number:	+ 1 617 801 6888

The passcode for replay participants is: 72545063. The telephone replay also will be archived on the “Investor Relations” section of the company’s Web site at http://www.simcere.com for seven days following the earnings announcement.

About Simcere Pharmaceutical Group

Simcere Pharmaceutical Group (NYSE:SCR, Simcere) is a leading manufacturer and supplier of branded generic pharmaceuticals and manufacturer of the patented anti-cancer biotech product Endu in the rapidly growing China market. In recent years, Simcere has focused its strategy on the development of first-to-market generic and innovative pharmaceuticals, and has introduced a first-to-market generic stoke management medication under the brand name Bicun and an innovative anti-cancer medication under the brand name Endu. Simcere currently manufactures and sells more than 50 pharmaceutical products including antibiotics, anti-cancer medication and stroke management medication and is the exclusive distributor of three additional pharmaceuticals that are marketed under its brand names. Simcere concentrates its research and development efforts on the treatment of diseases with high incidence and/or mortality rates and for which there is a clear demand for more effective pharmacotherapy such as cancer, strokes, osteoporosis and infectious diseases and currently has more than 12 pipeline products. For more information about Simcere Pharmaceutical Group, please visit www.simcere.com.

Investor and Media Contact:

In China:

Eric Wang Lam Cheung

Vice President, Investor Relations

Simcere Pharmaceutical Group

Tel: 86-25-85566666 ext. 8898

Email: eric.cheung@simcere.com

In the United States:

Michele Loguidice

Brunswick Group LLC

Tel: +1-212-333-3810

Email: ir@simcere.com

SIMCERE PHARMACEUTICAL GROUP

CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED, AMOUNTS EXPRESSED IN THOUSANDS, EXCEPT PER SHARE AND PER ADS DATA)

	Three months ended September 30			Nine months ended September 30
	2006	2007	2007	2006	2007	2007
	RMB	RMB	USD	RMB	RMB	USD
Product revenue	223,768	322,355	43,022	692,790	965,021	128,793
Other revenue	72	1,018	136	2,718	25,605	3,417

Total revenue	223,840	323,373	43,158	695,508	990,626	132,210

Cost of materials and production	(46,979)	(59,042)	(7,880)	(146,163)	(170,009)	(22,690)

Gross profit	176,861	264,331	35,278	549,345	820,617	109,520

Operating expenses:
Research and development expenses	(6,954)	(19,290)	(2,574)	(23,196)	(52,381)	(6,991)
Sales, marketing and distribution expenses	(103,558)	(146,573)	(19,562)	(318,807)	(441,722)	(58,953)
General and administrative expenses	(22,136)	(38,227)	(5,102)	(71,467)	(115,283)	(15,386)

Income from operations	44,213	60,241	8,040	135,875	211,231	28,190

Interest income	204	8,503	1,135	617	15,424	2,059
Interest expense	(3,561)	(21)	(3)	(8,010)	(5,811)	(775)
Other income	—	5,494	733	—	5,494	733

Income before income tax expense and minority interests	40,856	74,217	9,905	128,482	226,338	30,207
Income tax credit/(expense)	1,439	273	37	(13,861)	2,819	376

Income before minority interests	42,295	74,490	9,942	114,621	229,157	30,583
Minority interests	—	(1,370)	(183)	3,527	(5,968)	(796)

Net income	42,295	73,120	9,759	118,148	223,189	29,787

Earnings per share:
Basic	0.42	0.58	0.08	1.31	1.94	0.26

Diluted	0.42	0.57	0.08	1.31	1.87	0.25

Earnings per ADS:
Basic	0.85	1.17	0.16	2.62	3.88	0.52

Diluted	0.85	1.14	0.15	2.62	3.75	0.50

SIMCERE PHARMACEUTICAL GROUP

CONSOLIDATED BALANCE SHEETS

(UNAUDITED, AMOUNTS EXPRESSED IN THOUSANDS)

	December 31, 2006	September 30, 2007	September 30, 2007
	RMB	RMB	USD
Assets

Current assets

Cash and cash equivalents	106,027	684,016	91,290
Pledged bank deposits	20,787	1,070	143
Short term investments	—	450,000	60,058
Accounts receivable, net of allowance for doubtful accounts	61,723	126,087	16,828
Bills receivable	101,058	258,477	34,496
Inventories	39,483	45,421	6,062
Prepaid expenses and other current assets	79,192	20,615	2,751
Amounts due from related parties	434	10,616	1,417
Deferred income taxes	2,725	—	—

Total current assets	411,429	1,596,302	213,045
Property, plant and equipment, less accumulated depreciation	267,054	287,624	38,387
Land use rights	82,522	96,351	12,859
Deposits for purchase of property, plant and equipment	4,056	1,625	217
Intangible assets, net	163,148	173,170	23,111
Goodwill	100,634	105,086	14,025
Deferred income taxes	5,704	5,614	749

Total assets	1,034,547	2,265,772	302,393

Liabilities

Current liabilities

Short-term bank loans and borrowings	333,000	19,000	2,536
Accounts and bills payable	20,089	14,996	2,001
Accrued payroll and employee benefits	23,766	25,628	3,420
Other payables and accrued liabilities	169,874	244,029	32,569
Amounts due to related parties	1,352	1,216	162
Income taxes payable	20,092	17,196	2,295

Total current liabilities	568,173	322,065	42,983
Deferred income taxes	23,634	25,177	3,360

Total liabilities	591,807	347,242	46,343

Minority interests	—	1,919	256

Shareholders’ equity
Contributed capital	7,909	9,839	1,313
Additional paid-in capital	265,964	1,541,755	205,765
Accumulated other comprehensive loss	—	(27,039)	(3,609)
Retained earnings	168,867	392,056	52,324

Total shareholders’ equity	442,740	1,916,611	255,795
Commitments and contingencies
Total liabilities, minority interests and shareholders’ equity	1,034,547	2,265,772	302,393

Note: The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00 = RMB7.4928 on September 28, 2007 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on the reporting dates.

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO

THE NEAREST COMPARABLE GAAP MEASURES (*)

(UNAUDITED, EXPRESSED IN RMB THOUSANDS)

	Three months ended September 30, 2006			Three months ended September 30, 2007
	GAAP Result	Adjustment	Non-GAAP Result	GAAP Result	Adjustment	Non-GAAP Result
Income from operations	44,213	—	44,213	60,241	7,540	67,781
Net income	42,295	—	42,295	73,120	7,540	80,660

	Nine months ended September 30, 2006			Nine months ended September 30, 2007
	GAAP Result	Adjustment	Non-GAAP Result	GAAP Result	Adjustment	Non-GAAP Result
Income from operations	135,875	—	135,875	211,231	22,041	233,272
Net income	118,148	—	118,148	223,189	22,041	245,230

(*)	The adjustment is for share-based compensation expenses.

Non-GAAP Disclosure

In addition to the unaudited consolidated financial information presented in accordance with US GAAP, Simcere’s management uses a non-GAAP measure of net income excluding non-cash share-based compensation. Simcere’s management believes excluding the share-based compensation expenses from non-GAAP financial measures is useful for the investors’ understanding of overall current financial performance. Nevertheless, the limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in the Company’s business.

The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” set forth at the end of this release, which shall be read in conjunction with the preceding financial information presented in accordance with US GAAP.